Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Signs Purchase Agreement for Technical Products and Related Services with Tier One North American Carrier

OTTAWA, CANADA, April 22, 2015 DragonWave Inc. (TSX:DWI; NASDAQ:DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, today announced it has signed a Master Purchase Agreement for Technical Products and Related Services with a tier one North American carrier. This new agreement complements and expands on current agreements with between the two companies. In keeping with industry norms, the agreement does not include any volume commitments; it establishes the framework for future business from this important long-standing customer.

“Securing a Master Purchase Agreement with a tier one carrier demands rigorous business and product performance standards,” said DragonWave President and CEO Peter Allen. “The greatest affirmation from a customer is repeat business. We value our long-standing relationship with this major mobile operator and we look forward to contributing to its commitment to high-quality wireless solutions for its customers.”

DragonWave’s industry-leading microwave backhaul solutions offer a combination of 2048/4096 QAM modulation and the industry’s only bandwidth accelerator bulk-compression capability to deliver unsurpassed spectral efficiency and wireless capacity. The Company’s planning and services organization delivers the highest levels of expertise, network design, field surveys, installation and commissioning services.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.

DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: +1-613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose (for DragonWave) Becky.Obbema@interprosepr.com Tel: +1-408- 778-2024	Investor Contact: John Lawlor Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: +1-613-599-9991 ext 2424